Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

31.01.2017 Opalesque Exclusive: World Gold Council, SSGA offer new way to trade gold
Bailey McCann, Opalesque New York:
Today, the World Gold Council and State Street Global Advisors announced the launch of the SPDR Long Dollar Gold Trust (GLDW). The product is the first U.S. listed gold-backed ETF that also hedges against a strong U.S. dollar.
The ETF which trades under the ticker GLDW is the second gold-backed product launch for the World Gold Council. In November 2004, the World Gold Council through a US subsidiary and State Street Global Advisors launched SPDR Gold Shares (GLD), the first US traded gold ETF and the first US-listed ETF backed by a physical asset. GLDW like GLD trades in physically held gold, not the gold industry like miners. Alongside the gold, GLDW goes long the US dollar against a basket of foreign currencies. The fund is settled each day, however, in physical gold.
The product is targeted at hedge funds and institutional investors.
"We have been in a strong dollar environment for a number of years," Greg Collett, Director of Investment Products at the World Gold Council, said in an interview with Opalesque. "GLDW gives investors an option if they want gold exposure but are also conscious of currency issues."
In its case for the fund, the World Gold Council notes that while gold has declined in value recently, when the effect of a strengthening USD is removed, gold priced in non-US currencies, such as the Euro, increased. The basket of currencies that act as a hedge within the product include primarily those from developed markets like Canada and Europe.
GLDW holds physical gold in the form of 400 ounce London Good Delivery bars stored in the Custodian's London vault, except when GLDW's physical gold has been allocated in the vault of a subcustodian solely for temporary custody and safekeeping.
Looking ahead, Collett expects that the World Gold Council will bring a couple of other gold-backed ETFs to market. "We think there is a lot that can be done with gold in the ETF structure," he says. "There is a significant demand for gold as a diversifier and ETFs make it easier to add that exposure."
INVESTOR’S BUSINESS DAILY
ETFS
New Gold ETF,Sibling to GLD, Aims To
Counter Strong Dollar Headwind
A     strong dollar actsasaheadwind on gold. (© Roman
Bodnarchuk/stock.adobe.com)
L
APARNA NARAYANAN 12:06 PM ET
ike Fred and Ginger or wine and cheese, the oldest gold exchange traded fund and its freshly launched sibling seem to make the perfect pairing.
The new SPDR Long Dollar Gold Trust (GLDW), like the $30.43 billion SDPR Gold Shares (GLD), gives investors the portfolio diversification benefits of owning gold. Unlike that older ETF, GLDW seeks to mitigate the potential hurt to gold investments from a strong dollar.
That’s a pain American investors have grown familiar with over the past three years. Between 2014 and 2016, as the greenback rallied, the price of gold fell 5% in terms of the U.S. dollar but it went up 25% in terms of the euro, according to

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.